November 8, 2023

VIA EDGAR & ELECTRONIC MAIL

Cindy Polynice

Tim Buchmiller

Division of Corporate Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.

Draft Registration Statement on Form S-4

Submitted May 2, 2023

File No. 377-06696

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 30, 2023, with respect to the Company’s Draft Registration Statement on Form S-4, submitted confidentially to the Commission on May 2, 2023 (the “DRS”).

Concurrent with the submission of this letter, we are filing a Registration Statement on Form S-4 (the “Registration Statement”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Draft Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page to disclose the valuation assigned to Liminatus for purposes of the Business Combination.

RESPONSE:

The Company has revised the cover page of the Registration Statement to disclose the valuation assigned to Liminatus for purposes of the Business Combination.

2.	We note your disclosure that "[a]fter the completion of the Business Combination, Liminatus Members will beneficially own approximately 67.6% of the combined voting power of the ParentCo common stock, assuming no redemptions (or 69.4% assuming maximum redemptions)." Please reconcile this disclosure to the disclosure in your table on page xi.

RESPONSE:

The Company has revised the disclosure on the inside front cover page of the Registration Statement to correctly indicate that Liminatus Members will beneficially own approximately 72.5% of the combined voting power of the ParentCo common stock, assuming no redemptions (or 73.3% assuming maximum redemptions).

3.	We note your disclosure that ParentCo will be a "controlled company" after the completion of the Business Combination. Identify the controller shareholders and those shareholders' total voting power, and, if true, disclose that the controlling shareholders may have the ability to control the outcome of matters submitted to shareholders of ParentCo for approval. Although we note your disclosure that you may elect to take advantage of certain "controlled company" exemptions, please disclose if you intend to rely on any such exemptions.

RESPONSE:

The Company has revised the disclosure on the inside front cover page of the Registration Statement to identify the controlling stockholder and that stockholder’s total voting power, as well as the controlling stockholder’s ability to control the outcome of matters submitted to stockholders of ParentCo for approval. The Company does not intend to rely on the controlled company exemption under the Nasdaq rules.

How will the initial stockholders and Iris's directors and officers vote?, page xv

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

4.	We note certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. May the initial stockholders, Iris’s directors, officers, advisors or their respective affiliates purchase shares...?, page xv

RESPONSE:

The Company confirms that no consideration was provided in exchange for the waiver of redemption rights. Please see the disclosure on page xiv, which addresses whether initial stockholders, Iris’s directors, officers, advisors or their respective affiliates may purchase shares.

5.	We note your disclosure that the initial stockholders, directors, officers, advisors or their respective affiliates may purchase shares of Iris common stock on the open market, and may purchase shares in privately negotiated transactions from stockholders who vote, or indicate an intention to vote, against the Business Combination Proposal, or who have elected or redeem, or indicate an intention to redeem, their shares in connection with the Business Combination, although they are under no obligation to do so. In an appropriate place, please explain how such transactions would comply with the requirements of Rule 14e-5 under the Exchange Act and the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01.

RESPONSE:

The Company has included the following disclosure on pages xiv-xv of the Registration Statement:

In the event our Sponsor, directors, officers or their affiliates were to purchase shares of Iris common stock from public stockholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•	if the Company’s Sponsor, directors, officers or their affiliates were to purchase shares of Iris common stock on the open market from public stockholders, they would do so at a price no higher than the price offered through the Company’s redemption process;

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

•	any shares of Iris common stock purchased by the Company’s Sponsor, directors, officers or affiliates would not be voted in favor of approving the Business Combination Proposal;

•	the Company’s Sponsor, directors, officers or their affiliates would not possess any redemption rights with respect to the Iris common stock or, if they do acquire and possess redemption rights, they would waive such rights; and

•	the Company would disclose in a Form 8-K, prior to the Special Meeting, the following items:

o	the amount of Iris common stock purchased outside of the redemption offer by the Company’s Sponsor, directors, officers or their affiliates, along with the purchase price;

o	the purpose of the purchases by the Company’s Sponsor, directors, officers or their affiliates;

o	the impact, if any, of the purchases by the Company’s Sponsor, directors, officers or their affiliates on the likelihood that the Business Combination Proposal will be approved;

o	the identities of Company security holders who sold to the Company’s Sponsor, directors, officers or their affiliates (if not purchased on the open market) or the nature of Company security holders (e.g., 5% security holders) who sold to the Company’s Sponsor, directors, officers or their affiliates; and

o	the number of shares of Iris common stock for which the Company has received redemption requests pursuant to its redemption offer.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

What are the U.S. federal income tax consequences to me as a result of the Business Combination?, page xvii

6.	We note your disclosure that "[i]f none of the public stockholders elect to redeem, then the public stockholders will receive over 20% of the ParentCo Common Stock received in the Mergers and their plans may be relevant for purposes of determining whether the Mergers satisfy the control requirement…." Please reconcile this disclosure, and the similar disclosure on page 132, with the disclosure in your table on page xi which shows that if no additional redemptions are made the Iris public stockholders would own 4% of ParentCo after the closing. If your revised disclosure would impact the tax conclusions, please further revise your disclosure as appropriate.

RESPONSE:

The Company has revised the disclosures on pages xvii and 132 of the Registration Statement to state that if none of the public stockholders elect to redeem, then the public stockholders will receive approximately 1.2% of the ParentCo Common Stock received in the Mergers.

Summary of the Proxy Statement/Prospectus, page 1

7.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding the warrants become eligible for redemption.

RESPONSE:

The Company has revised the disclosure on pages xix-xx of the Registration Statement to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants, to disclose that the public warrants are not currently redeemable and to explain the steps, if any, the Company will take to notify all stockholders if the warrants become eligible for redemption.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Listing of New ParentCo Common Stock, page 3

8.	We note your disclosure that the shares of ParentCo Common Stock and the ParentCo Public Warrants are expected to be listed on the Nasdaq Stock Market. Please revise to disclose if the terms of the Business Combination Agreement permit that the Nasdaq listing closing condition could waived without recirculation or resolicitation. If so, please revise your risk factors to reflect the risks associated with any such waiver and revise your cover page to indicate that shareholders and warrant holders may not have certainty at the time of the vote that ParentCo’s securities will be listed on Nasdaq following the Business Combination.

RESPONSE:

The Company advises the Staff that the Nasdaq closing condition cannot be waived without recirculation or resolicitation.

Non-Binding Letter of Intent for Acquisition of Autoimmune Disease Biologic, page 7

9.	We note your disclosure that this acquisition is expected to close in conjunction with the closing of the Business Combination. Please update your disclosure on the progress of this acquisition. If this acquisition will close in conjunction with the Business Combination, please disclose the valuation assigned to the acquisition of these assets, the number of your securities that will be issued and the aggregate of cash milestone payments and the material terms of the royalty payments that may be made to the seller, including a range of the royalty payments within ten percentage points, how those payments will be calculated and any termination provisions with respect to the royalty payments.

RESPONSE:

The non-binding letter of intent was terminated and the parties are not proceeding with the proposed transaction. Accordingly, this disclosure has been deleted.

10.	Revise this section to remove any safety or efficacy statements as to the assets being acquired as safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies.

RESPONSE:

The non-binding letter of intent was terminated and the parties are not proceeding with the proposed transaction. Accordingly, this disclosure has been deleted.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Interests of Certain Persons in the Business Combination, page 16

11.	Please highlight the risk that the sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

The Company has revised the disclosure on page 16 of the Registration Statement to highlight the risk that the sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

12.	Although we note the disclosure in the last bullet point of this section, please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative return in the post-Business Combination company.

RESPONSE:

The Company has revised the disclosure on page 16 of the Registration Statement to clarify that the sponsor and its affiliates may receive a positive rate of return on their investment even if other SPAC stockholders receive a negative return on their investment in the post-Business Combination company.

The future exercise of registration rights may adversely affect the market price of the ParentCo Common Stock after the Business Combination, page 80

13.	Please expand this risk factor to address the common stock underlying the Convertible Notes.

RESPONSE:

The Company has expanded this risk factor on page 80 of the Registration Statement to address the common stock underlying the Convertible Notes.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Unaudited Pro Forma Combined Financial Information, page 83

14.	On pages 84 and 88 you explain that the business combination will be treated as the equivalent of Liminatus issuing stock for the net assets of Iris, accompanied by a recapitalization. However, on pages 10 and 111 you state that it will be treated as the equivalent of ParentCo issuing stock for the net assets of Iris, accompanied by a recapitalization. Please revise to clarify this apparent discrepancy.

RESPONSE:

The Company has revised the disclosures on pages 10 and 113 to indicate that the Business Combination will be treated as the equivalent of Liminatus issuing stock for the net assets of Iris.

Background of the Business Combination, page 100

15.	We note your disclosure on page 103 that Liminatus was brought to Iris by Cantor Fitzgerald as a potential business combination target. Please revise your disclosure as follows:

• revise to highlight all of the material interests in the transaction held by Cantor, including the private placement warrants issued to Cantor and the deferred underwriting fees. Disclose the approximate dollar value of those interests based on the transaction value and recent trading prices as compared to the consideration given for those interests. Please also disclose what those interests would be worth to Cantor if a business combination was not consummated;

• disclose whether Cantor presented any other potential targets and, if so, how those targets were evaluated;

• disclose whether Cantor has engaged in any business activities with Liminatus or holds any interests in Liminatus;

• clarify how the Iris board considered these conflicts in negotiating and recommending the business combination;

• disclose the acquisition criteria set forth in your 8-K filed on July 27, 2022 and clarify how Liminatus met those criteria; and

• clarify if the board considered other companies in the biopharma sector.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

RESPONSE:

The Company has added disclosure on page 106 to include the disclosure requested by the Staff.

16.	Please revise your disclosure to provide stockholders with an understanding of how, when, and why the material terms of the business combination agreement and merger consideration evolved. Please ensure that your revised disclosure specifically includes a discussion of how the enterprise value of approximately $250 million for Liminatus was negotiated and determined and discuss the factors or conditions that supported and led to the final valuation.

RESPONSE:

The Company has added disclosure on page 106 to describe how the material terms of the business combination agreement and merger consideration evolved.

Regulatory Matters, page 111

17.	Please disclose the current status of your filings under the HSR Act.

RESPONSE:

The parties to the Business Combination have determined that the transaction does not meet the relevant HSR Act thresholds, so the parties do not intend to make any notice filings under the HSR Act.

Reasons for the Advisory Charter Amendments, page 122

18.	Please indicate the reasons for Advisory Charter Proposal F. Please ensure that your revised disclosure indicates that your exclusive forum provision may result in increased costs for stockholders to bring a claim.

RESPONSE:

On further review of the Iris charter and the ParentCo Charter, the parties determined that the exclusive forum provisions are identical and therefore no change is occurring that would require an advisory vote by stockholders. As a result, the advisory charter proposal setting an exclusive forum for certain stockholder actions has been deleted.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Iris’s Management's Discussion And Analysis, page 166

19.	Please disclose the relationship between Iris Parent Holding Corp. and Iris Acquisition Corp. indicating whether they are affiliated and, if so, how, or direct us to existing disclosures.

RESPONSE:

Iris Parent Holding Corp. (“ParentCo”) is a holding corporation created in connection with the Mergers. Following the Mergers, Iris Acquisition Corp will be a direct wholly-owned subsidiary of ParentCo as summarized below. The following disclosure appears on pages 84 and 197 of the Registration Statement:

Pursuant to the Business Combination Agreement, on the Closing, in sequential order: (a) Liminatus Merger Sub will merge with and into Liminatus, with Liminatus continuing as the surviving company and a wholly owned subsidiary of ParentCo (the “Liminatus Merger”) and (b) simultaneously with the Liminatus Merger, SPAC Merger Sub will merge with and into Iris (the “SPAC Merger”, together with the Liminatus Merger (the “Mergers”)), with Iris surviving the SPAC Merger as a direct wholly-owned subsidiary of ParentCo.

Business of Liminatus, page 170

20.	Please indicate the basis for your disclosure that the market opportunity size is "$70 billion in 2022 and expected to reach $120 billion in 2026 at a compound annual growth rate (CAGR) of 14.3%." Please clarify if the market opportunity size you describe relates to cancer vaccine therapies in general and indicate the market opportunity for the indications and patient populations that you are currently pursuing.

RESPONSE:

The statement refers to the general size of the oncology immuno-therapy market, which means the market size of therapies that use the body’s immune system to recognize and attack cancer cells. The Company respectfully notes that this statement is based on an analysis published by an objective third-party source, the Immuno-Oncology Drugs Global Market Report 2022, available at https://www.researchandmarkets.com/reports/5733868/immuno-oncology-drugs-global-market-report.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

The Company has revised the disclosures on page 171 of the Registration Statement to provide clarifying disclosure.

21.	Please revise your registration statement here and throughout to remove statements that GCC CAR-T therapy is a "first in class" approach as such statements are speculative given your current stage of development.

RESPONSE:

The Company has revised the disclosures on pages 171, 172 and throughout the Registration Statement to remove statements referring to GCC CAR-T therapy as a “first in class” approach.

22.	We note your disclosure that the GCC CAR-T candidate is to be progressed in a Phase 1 study. If known, please indicate when Liminatus expects to submit an IND application or the status of any such application made to date.

RESPONSE:

The Company has revised the disclosures on pages 171 and 189 of the Registration Statement to indicate that the IND is expected to be submitted in 2024.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

23.	Throughout your filing you make statements and predictions regarding the safety and efficacy of your product candidates. Safety and efficacy are conclusions that are within the sole authority of the FDA and are assessed throughout the entire development process. Given that none of your candidates have received FDA approval to date, it is not appropriate to state, imply, or predict that your product candidates are safe or effective. Please revise to remove all statements related to the safety and efficacy of your product candidates. For example, we note the following statements:

• "GCC CAR-T cells exhibit extraordinary efficacy in eliminating established metastatic disease without producing autoimmunity;"

• "Vaccinating early-stage CRC patients with the GCC Vaccine may safely prevent disease recurrence through elimination of micrometastases;"

• "CAR-T cells targeting GCC have an good safety profile;"

• "[t]he GCC Vaccine has demonstrated a good safety profile;"

• "GCC CAR-T … has shown an exemplary safety profile;" and

• "The … efficacy, and safety of Ad5.F35-mGCC-S1 has been demonstrated;" etc.

RESPONSE:

The Company has revised the disclosures to remove all statements related to the safety and efficacy of our products in the Registration Statement.

Pipeline Table, page 172

24.	Please revise your pipeline table to make the columns for each phase more visible and the same size. Additionally, please revise your table to add a column for Phase III.

RESPONSE:

The Company has included a revised diagram on page 173 of the Registration Statement.

License Agreements, page 189

25.	We note your disclosure of several license agreements on page 189. Please revise your disclosure to include more information on the material terms of these agreements, for example, termination clauses. For the CAR-T License and the Vaccine License, where you disclose that you will pay low double digit royalty rates, please narrow your disclosure to a range within 10 percentage points.

RESPONSE:

The Company has revised the disclosure starting on page 191 of the Registration Statement to include more information on the material terms of the referenced agreements and has specified a royalty rate range of 10% to 15%.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Liminatus's Management Discussion and Analysis Research and Development Expenses, page 198

26.	We note the discussion on page 197 that research and development activities are central to your business model and you plan in to increase the expenses substantially for the foreseeable future. Given the importance of research and development to your business, please revise the filing to disclose total costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

RESPONSE:

The Company has revised the disclosure on page 199 of the Registration Statement to reflect that Liminatus does not currently track expenses by product candidate. Note that the disclosure on the bottom of page 200 and on page 201 discloses the total R&D expense amounts for the referenced periods.

Capital Requirements, page 199

27.	We note your disclosure that the $10.0 million in bonds to Feelux Co. is expected to be repaid upon the Business Combination. Please tell us how this disclosure reconciles to the pro forma combined balance sheet on page 86. We also note Section 4.1(b)(x) of the Business Combination Agreement. Please also revise your disclosure in this section to indicate how this debt is expected to be satisfied.

RESPONSE:

The Company has revised the proforma combined balance sheet and the disclosure on page 202 of the Registration Statement to indicate how the debt owed to Feelux Co. has been satisfied.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Executive Officers, page 205

28.	Please indicate whether Javier Cote-Sierra, PhD will continue to serve as Co-Founder and CSO of Allianthera Biopharma after the consummation of your business combination. If so, please disclose potential conflicts of interest and include risk factor disclosure as appropriate.

RESPONSE:

Mr. Cote-Sierra has no affiliation with the Company and his name has been removed from the Registration Statement.

Management of ParentCo Following the Business Combination, page 205

29.	Briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each person named in answer to paragraph (c) of Item 401 of Regulation S-K, including each person's principal occupations and employment during the past five years. Refer to Item 401(b) of Regulation S-K. Given that much of the information is to be provided in an amendment to this section, please ensure that you have indicated how long each of the foregoing persons have been with Liminatus. We also note your disclosure on page 27, that as of December 31, 2022, Liminatus had one full-time employee, its CEO, Chris Kim. If the executive officers and significant employees have recently joined Liminatus, please include appropriate risk factor disclosure.

RESPONSE:

The Company has revised the disclosure on pages 207-209 of the Registration Statement to satisfy the requirements of Item 401 and Regulation S-K.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

30.	Please file any employment agreements with the executive officers as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company advises that there are no employment agreements with executive officers.

31.	If any person who has not signed the registration statement is named therein as about to become a director of ParentCo, please file the written consent of such person as an exhibit. Refer to Securities Act Rule 438.

RESPONSE:

The Company will file written consents for each named director of ParentCo. Please see exhibits 99.1, 99.2 and 99.3.

Beneficial Ownership of Securities, page 215

32.	Please identify in footnotes to the table all natural persons who have voting and/or investment power over the shares held by each entity listed in the table.

RESPONSE:

The Company has revised the footnote disclosure on pages 220 and 221 of the Registration Statement to identify all natural persons who have voting and/or investment power over the shares held by each entity listed in the table.

Audited Financial Statements of Liminatus Pharma, LLC

Notes to Financial Statements

Note 8. Subsequent Events, page F-37

33.	We note your disclosure on page 7 that on March 8, 2023, Liminatus entered into a nonbinding letter of intent to acquire certain autoimmune disease biologic assets from a clinical stage biotherapeutics company, and that the acquisition is expected to close in conjunction with the closing of the Business Combination. Please disclose this transaction as a subsequent event in accordance with ASC 855-10-50-2, and 50-3 as applicable, and disclose your accounting policy applicable to it and to similar transactions. Please revise your Management's Discussion and Analysis to discuss the expected effect of this acquisition on your future results of operations. Tell us how this transaction will affect your pro forma financial statements presented in accordance with Article 11 of Regulation S-X, and explain your consideration of the need to provide financial statements pursuant to Rule 3-05 of Regulation S-X.

RESPONSE:

The non-binding letter of intent was terminated and the parties are not proceeding with the proposed transaction. Accordingly, this disclosure has been deleted.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

Exhibits

34.	Please tell us where the license and development agreement with Targeted Diagnostics & Therapeutics, Inc. entered into by Liminatus on June 10, 2018 (the TDT License) will be filed as an exhibit.

RESPONSE:

The Company advises that the referenced license and development agreement will be filed as Exhibit 10.11 to the Registration Statement.

35.	We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

RESPONSE:

The Company confirms that the form of preliminary proxy card will be filed as an appendix rather than as an exhibit to the Registration Statement.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

General

36.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

The Company’s sponsor, Iris Acquisition Holdings, LLC, is owned by: (i) a private equity fund managed by Arrow Capital and (ii) Columbass Limited, a limited company incorporated under the laws of England and Wales (“Columbass”). Columbass is the managing member of our Sponsor. Because our sponsor is controlled by or has substantial ties with a non-U.S. person, we include the following risk factor disclosure on pages 76 and 77 of the Registration Statement:

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited by the same.

Our sponsor, Iris Acquisition Holdings LLC, is a Delaware limited liability company, but as our sponsor has certain ties with non-U.S. persons, CFIUS may deem our sponsor a “foreign person.” As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

We may choose to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. If we do not file voluntarily with CFIUS and obtain CFIUS clearance of the initial business combination, CFIUS may initiate a review at any time in the future. Following review, CFIUS may decide to block the initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we haven't first obtained CFIUS clearance, which may have an impact on the potential value of the transaction.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by December 9, 2023 (subject to an additional three month extension at the discretion of the Iris Board), because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive an amount per share that will be determined by when we liquidate, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

37.	We note that Cantor Fitzgerald & Co. was the underwriter for the initial public offering of Iris Acquisition Corp. We also note press reports that certain underwriters are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Cantor about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to Cantor. In addition, please identify any other financial advisors who served you or Iris Acquisition Corp. in connection with the proposed transaction, and provide similar disclosure as applicable.

RESPONSE:

The Company has not received notice from Cantor that it intends to cease involvement in our transaction. Liminatus has not received notice from Raymond James that it intends to cease involvement in our transaction.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

November 8, 2023

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated May 30, 2023, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Sumit Mehta
Name: Sumit Mehta
Title: Chief Executive Officer

cc:	Chauncey Lane, Esq., Holland & Knight LLP